Exhibit 3

STOCKHOLDERS AND VOTING AGREEMENT

THIS STOCKHOLDERS AND VOTING AGREEMENT (this “Agreement”), dated as of May 23, 2003, is among Sandera Partners, L.P., a Texas limited partnership (“Sandera”), Global Capital Funding Group, L.P., a Delaware limited partnership (“Global”), GCA Strategic Investment Fund Limited, a Bermuda corporation (“GCA”), and Demand Aggregation Solutions, LLC, a Texas limited liability company (“DAS,” together with Sandera, Global and GCA, collectively referred to as the “Stockholders,” and each, individually, referred to as a “Stockholder”).

RECITALS

A. Each of the Stockholders owns, or will own after consummation of the transactions contemplated by that certain Subscription and Securities Purchase Agreement, dated on even date herewith, among Sandera, DAS, Beachum Investments, LLC, a Texas limited liability company, and Axtive Corporation, a Delaware corporation (the “Company”), the number of shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) and common stock respectively set forth opposite such Stockholder’s name on Schedule I attached hereto.

B. The Stockholders desire to evidence their agreement with respect to certain other matters in relation to the Company and their respective shares of Preferred Stock and other shares of capital stock of the Company, whether now owned or hereafter acquired (collectively, the “Shares”).

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby covenant and agree as follows:

ARTICLE 1.

BOARD OF DIRECTORS; VOTING; BOARD APPROVAL

1.1 Number of Directors. Each Stockholder hereby agrees to vote all of its Shares so that the Company is at all times during the term of this Agreement managed by or under the direction of a Board of Directors (the “Board”) consisting of seven (7) directors, which shall include the five (5) Agreed Directors (hereinafter defined).

1.2 Election of Directors.

(i) Independent Series A Directors. The Stockholders acknowledge that the terms of the Company’s Certificate of Incorporation and Certificate of Designation for the Series A Convertible Preferred Stock (as amended, restated or otherwise modified form time to time, together with any other charter documents of the Company, collectively, the “Charter Documents”) entitle the holders of the Preferred Stock, voting separately as a class, to elect two (2) directors to the Board (the “Series A Directors”). During the term of this Agreement, each Stockholder shall vote all of its Shares in any election or designation of Series A Directors for an individual who is not (i) an officer or director of such Stockholder, or the Company, or of any Affiliate (as that term is defined in Section 2.2) thereof, or (ii) the holder of more than ten percent (10%) of the voting power of such Stockholder, the Company, or of any Affiliate thereof, or (iii) a Relative (as that term is defined in Section 2.6) of such Stockholder or any person described in the preceding clauses (i) and (ii). Additionally, no Stockholder shall refrain from voting its Shares in any election or designation of Series A Directors to permit the election by other holders of Preferred Stock of any individual described in the preceding sentence.

(b) Agreed Directors. During the term of this Agreement, in addition to its obligations regarding election of Series A Directors set forth in Section 1(a) above, each Stockholder agrees to vote all of its Shares to elect and re-elect the following named individuals (collectively, the “Agreed Directors”) to serve as directors of the Board:

Graham C. Beachum II

Ron Beneke

Paul Morris

Brad Thompson

Alan W. Thompkins

(c) Replacement of Agreed Directors. If during the term of this Agreement any Agreed Director shall resign from the Board or otherwise become unwilling or unable to serve as a director of the Board, then each Stockholder covenants to and agrees with each other Stockholder that it shall (i) not vote any of its Shares and/or otherwise take any action to replace such departing director, unless each of the Stockholders shall have agreed to vote all of their respective Shares to elect the same individual as the replacement director for such departing director, and (ii) in the event all of the Stockholders shall so agree upon a replacement director, thereafter use all reasonable efforts, including the voting of each of its respective Shares, to cause the individual so agreed upon to be elected and re-elected as a director of the Board. Any director elected to the Board by a vote of the Stockholders in accordance with this Section 1.2 shall be deemed to be an Agreed Director for all purposes of this Agreement.

1.3 Removal of Agreed Directors. During the term of this Agreement, no Stockholder shall vote its Shares in favor of the removal of any director designated and elected or appointed pursuant to Section 1.1 or Section 1.2 hereof; provided, however, notwithstanding the provisions of Section 1.2, that all Stockholders may vote all of their respective Shares for the removal and replacement of any Agreed Director to the extent that the Stockholders unanimously agree upon (a) the director to be removed and (b) the individual to be nominated to replace such removed director. Provided, further, that, if the Stockholders have unanimously agreed to vote all of their collective Shares for the removal and replacement of any director, no Stockholder may thereafter vote its respective Shares in contravention of such unanimous agreement of all of the Stockholders. The Stockholders further hereby acknowledge and agree that any replacement director designated by the Stockholders in accordance with this Section 1.3, and so elected to the Board, shall thereafter be deemed to be an Agreed Director for all purposes of this Agreement.

1.4 Proxies. No Stockholder shall give any proxy or power of attorney to any person or entity that permits the holder thereof to vote in its discretion on any matter that may be submitted to the Company’s stockholders for their consideration and approval, unless such proxy or power of attorney is made expressly subject to and is exercised in conformity with the provisions of this Agreement.

1.5 Other Voting. Each Stockholder hereby covenants to and agrees with each other Stockholder that it shall not vote any of its shares of Preferred Stock, or take any action by written consent in lieu of such voting, to amend any term of any Charter Document the effect of which would be to disproportionately and adversely affect the rights, preferences, or privileges of any Stockholder (in its capacity as a holder of Preferred Stock) as compared to any other Stockholder (in its capacity as a holder of Preferred Stock).

ARTICLE 2.

DISPOSITION OF SHARES

2.1 Restrictions on Disposition. So long as this Agreement is in effect, no Stockholder shall sell, assign, transfer, give, encumber, pledge, or in any other way dispose of its Shares, except as otherwise provided in or permitted by this Agreement. Subject to the terms of this Agreement, the Stockholders shall be entitled to exercise all rights of ownership of their Shares.

2.2 Transfers to Members and Affiliates. Any Stockholder shall be entitled to sell, distribute or otherwise transfer its Shares to any Affiliate and/or equity owner of such Stockholder (whether a stockholder, member of partner thereof), except that any such permitted transferee must first agree to execute a consent, in the form attached hereto as Exhibit A, to be bound by the terms of this Agreement. Any such transferring Stockholder shall remain subject to this Agreement to the extent it retains any of its Shares.

For purposes of this Agreement, the term “Affiliate” means, with respect to any Stockholder (the “Subject Stockholder”), (i) any other individual or legal entity (a “Controlling Person”) that directly, or indirectly through one or more intermediaries, controls the Subject Stockholder, or (ii) any individual or legal entity (other than the Subject Stockholder or a consolidated subsidiary of the Subject Stockholder) which is Controlled by or is under common Control with a Controlling Person. The term “Control” (including, with correlative meanings, the terms “Controlling,” “Controlled by” and under “common Control with”), as used with respect to any individual or legal entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such individual or legal entity, whether through the ownership of voting securities, by contract or otherwise.

2.3 Open-market Transfers to Unrelated Parties. Any Stockholder shall be entitled to sell, distribute or otherwise transfer its Shares to any third party so long as such transfer (a) is not made to any other Stockholder, any Affiliate of any Stockholder, any Affiliate of any of the foregoing, or any “related party” (as that term is defined in Regulation S-X promulgated under the Securities Act of 1933, as amended) to any of the foregoing, and (b) is not otherwise intended to result in the ultimate transfer of such Shares to such Stockholder or any prohibited transferee under the preceding clause (a), and (c) is consummated on the open market (including bulletin board listings) through a registered broker. For the avoidance of doubt, any transfer consummated in compliance with this Section 2.3 shall not require the transferee to execute a consent to be bound by the terms of this Agreement.

2.4 Other Transfers.

(a) If (i) any Stockholder shall file a petition in bankruptcy, reorganization, insolvency, readjustment of debt, or arrangement under any bankruptcy, insolvency, dissolution, or liquidation law or file an answer admitting the material allegations of a petition filed against it in any proceeding under such law or shall take any action for the purpose of effecting any of the foregoing, or (ii) any Stockholder shall be required to relinquish all or any part of its Shares pursuant to a divorce settlement or decree of a court pursuant to divorce proceedings, then in either case the other Stockholders (the “Remaining Stockholders”) shall have the unconditional right, but not the obligation, to purchase such Shares for 60 days thereafter at fair market value (as determined by an investment bank or accounting firm of national or regional recognition selected by the Board). Each Remaining Stockholder wishing to purchase such Shares (for purposes of this section only, a “Participating Stockholder”) shall be entitled to purchase that portion of such Shares as is equal to a percentage determined by dividing (y) the number of Shares owned by such Participating Stockholder, computed on a fully diluted basis, by (z) the number of Shares owned by all Participating Stockholders, computed on a fully diluted basis; provided, however, that if any Participating Stockholder shall determine to purchase less than the portion such Participating Stockholder is entitled to purchase under this Section 2.4(a), the other Participating Stockholders shall be entitled to purchase their proportionate percentage of the remaining Shares which would otherwise transfer under an event described in clause (i) or (ii) above.

(b) The time periods during which the Remaining Stockholders may purchase the Shares under this Section 2.4 shall commence (i) in the case of bankruptcy or other event set forth under Section 2.3(a) hereof, on the date of the occurrence of any event set forth thereunder, or (ii) in the case of divorce, on the date the divorce settlement or decree is entered and is filed of record.

(c) If for any reason (other than breach of this Agreement) the available Shares are not purchased under this Section 2.4 within the 60-day period described in Section 2.4(a) hereof, then the available Shares may then be transferred pursuant to the occurrence of an event described in Section 2.4(a), provided the transferee executes a consent, in the form attached hereto as Exhibit A, to be bound by the terms of this Agreement. The transferring Stockholder shall, nonetheless, remain subject to this Agreement to the extent it retains any Shares, including any Shares, which were to be transferred.

2.5 Involuntary Encumbrance. If all or any part of any Stockholder’s Shares are involuntarily encumbered or transferred by judicial process (other than pursuant to bankruptcy or divorce proceedings as provided for in Section 2.4 hereof) to any person (the “Purchaser”) other than the other Stockholders, then any Stockholder whose Shares were not so encumbered or transferred shall have the option, exercisable by written notice to the Purchaser, for a period of six months from the date of encumbrance or transfer by judicial process to purchase the encumbered or transferred Shares for fair market value. The purchase shall take place on a date selected by the Purchaser within 75 days following the date the purchasing Stockholder gives notice of its intent to exercise the option. If more than one Stockholder exercises the option, then each such Stockholder shall be entitled to purchase that portion of the Shares as is equal to a percentage determined by dividing (a) the number of Shares owned by such Stockholder, computed on a fully diluted basis, by (b) the number of Shares owned by all such Stockholders who exercise the option, computed on a fully diluted basis. If all of the Shares are not purchased by such Stockholders, the Shares shall nevertheless remain subject to the terms and provisions of this Agreement, and the Purchaser shall succeed to the rights and obligations hereunder of the Stockholder from whom the Purchaser acquired the Shares.

2.6 Pledges. If any Stockholder desires to pledge, hypothecate, or encumber any of its Shares as collateral for a loan or for any other obligation or purpose, then such Stockholder may do so only if the proposed pledgee agrees, in connection with such pledge, that if it ultimately acquires all or a portion of such Shares, or if a purchaser at a foreclosure sale or otherwise acquires all or a portion of such Shares, it or they will be bound by all of the terms and provisions of this Agreement, such agreement by the pledgee to be in writing and in form reasonably approved by the Board. Any sale or foreclosure by a lender shall trigger the rights of the other Stockholders pursuant to the foregoing provisions of this Article 2. If for any reason a lender or a purchaser acquires any Shares pursuant to a permitted pledge, then such lender shall execute a consent, in the form attached as Exhibit A, to be bound by this Agreement.

2.7 Expressly Permitted Transfers. Notwithstanding anything to the contrary contained in this Agreement, and without the provisions of Section 2.2, Section 2.3, or Section 2.4 hereof becoming applicable, a Stockholder may make a gift or donation of Shares to such Stockholder’s spouse or any of such Stockholder’s lineal descendants (the term “lineal descendants” shall include adopted children) or to such Stockholder’s parents or any of their lineal descendants (collectively, “Relatives”), or to a trust or family partnership for the benefit of any such persons and/or for the benefit of such Stockholder; provided, however, that any such donee, purchaser, or transferee must execute a consent, in the form attached hereto as Exhibit A, to be bound by the terms of this Agreement. Any transfer to a child who is then under 18 years old must be conditioned upon the transferor Stockholder retaining and reserving for such Stockholder or some other adult or entity reasonably acceptable to the Company the right to do any act with respect to the transferred Shares on behalf of such transferee that is permitted, authorized, or required by this Agreement.

ARTICLE 3.

TERMINATION OF THIS AGREEMENT

This Agreement shall continue until, and shall terminate immediately and automatically upon the earliest to occur of: (a) execution of a written agreement of termination by all of the parties to this Agreement, (b) the sale of all or substantially all of the assets of the Company, (c) any registered public offering of the Company pursuant to which over forty percent (40%) of the Company’s then outstanding shares of common stock may lawfully be traded publicly, (d) any merger of the Company that results in a surviving corporation or other entity other than the Company, the shares of which may lawfully be traded publicly, (e) any time that only one Stockholder continues to own any Shares, or (f) the third (3rd) anniversary of the date of this Agreement.

ARTICLE 4.

MISCELLANEOUS

4.1 Endorsement on Certificates. Upon execution of this Agreement, and subject to the approval of the Company, the stock certificates representing the Shares owned by the Stockholders shall contain substantially the following legend, in addition to any other legends deemed appropriate or necessary by the Company:

This certificate is transferable only upon compliance with and subject to, and the securities evidenced by this certificate must be voted in compliance with and subject to, the provisions of the Stockholders and Voting Agreement, dated as of May    , 2003, among certain Stockholders of the Company, a copy of which is on file in the office of the Secretary of the Company at its principal place of business. The Company will furnish a copy of such Stockholders and Voting Agreement to the record holder of this certificate, without charge, upon written request to the Company at its principal place of business.

4.2 Tax Stamps; Negotiable Form. Whenever any of the Shares are to be transferred pursuant to this Agreement, the person transferring such Shares shall affix to the stock certificates representing such Shares any necessary documentary stamp taxes and shall deliver such certificates in negotiable form for transfer without necessity for further endorsement.

4.3 Enforcement. No sale, assignment, transfer, pledge, or other disposition of any Shares shall be effective unless and until the terms and provisions of this Agreement are complied with, and in case of violation of this Agreement by the attempted transfer of the Shares without compliance with the terms and provisions hereof, such sale, assignment, transfer, pledge, or other disposition shall be invalid and of no effect and the Stockholders who are not attempting to transfer the Shares shall have the right to compel the Stockholder who is attempting to transfer the Shares, and/or the purported transferee, to transfer and deliver the same in accordance with this Agreement.

4.4 Specific Performance. The parties hereto recognize that it is to the benefit of the Stockholders that this Agreement be carried out; and for those and other reasons, the parties hereto would be irreparably damaged if this Agreement is not specifically enforced in the event of a breach hereof. If any controversy concerning the rights or obligations to purchase or sell any of the Shares arises, or if this Agreement is breached, then the parties hereto hereby agree that remedies at law might be inadequate and that, therefore, such rights and obligations, and this Agreement, shall be enforceable by specific performance. The remedy of specific performance shall not be an exclusive remedy, but shall be cumulative of all other rights and remedies of the parties hereto at law, in equity, or under this Agreement.

4.5 Failure to Deliver Stock. If a Stockholder (or its personal representative) having become obligated to sell its Shares hereunder shall fail to deliver the certificates representing such Shares in accordance with the terms of this Agreement, then the purchaser of such Shares may, at its option, in addition to all other remedies he or it may have, send to such obligated Stockholder (or its personal representative) by registered mail, return receipt requested, the applicable purchase price for such Shares. Thereupon, the purchaser of such Shares shall be entitled to request the Company to (a) cancel on its books the certificates representing the Shares to be sold, (b) issue in the name of the purchaser, in lieu thereof, a new certificate representing such Shares, and (c) deliver such new certificate to the purchaser; and each Stockholder hereby agrees that the Company, upon prior written notice to such obligated Stockholder, shall be entitled to take such actions as are set out in the immediately preceding clauses (a) through (c) without incurring any liability to such obligated Stockholder, and that thereupon all of the rights of such obligated Stockholder (or its personal representative) in and to said Shares shall terminate. EACH STOCKHOLDER HEREBY ACKNOWLEDGES AND AGREES THAT THE COMPANY IS A THIRD-PARTY BENEFICIARY OF, AND IS ENTITLED TO RELY UPON, THE PROVISIONS OF THIS SECTION 4.5.

4.6 Transferee and Future Stockholders. Except as provided in Section 2.3, the Stockholders shall cause any transferee of any Shares, and such transferee’s spouse, to execute a consent, in the form attached hereto as Exhibit A, to be bound by the terms of this Agreement.

4.7 Notices. Any notice or other communication required or permitted to be given under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person, by courier service, or by overnight delivery service, or (c) transmission by telecopy. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by hand, courier service, overnight delivery service, or telecopy, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of the courier service or overnight delivery service being proof of delivery) or at such time as delivery is refused by the addressee upon presentation. For purposes of notice, the addresses of the parties shall be the addresses set forth beside the signatures of the parties hereto. Any party may change its address for notice by written notice given to the other parties hereto. A copy of any notice or other communication to DAS must be sent to c/o Beneke Companies, Inc., 8080 N. Central Expressway, Suite 1580, Dallas, TX 75206, Telecopy:                             .

4.8 Binding Effect. This Agreement shall be binding upon and enforceable by the parties hereto and their respective executors, administrators, successors, personal representatives, heirs, and assigns.

4.9 Entire Agreement. This Agreement and the Exhibits hereto constitute the entire agreement and understanding between the parties relating to the subject matter hereof and thereof and supersede all prior representations, endorsements, premises, agreements, memoranda, communications, negotiations, discussions, understandings, and arrangements, whether oral, written, or inferred, between the parties relating to the subject matter hereof. This Agreement may not be modified, amended, rescinded, canceled, altered, or supplemented, in whole or in part, except upon the execution and delivery of a written instrument executed by a duly authorized representative of each of the parties hereto.

4.10 Amendments. This Agreement may not be modified, amended, rescinded, canceled, altered, or supplemented, in whole or in part, except upon the execution and delivery of a written instrument executed by each of the Stockholders (including any party bound hereby pursuant to the execution of a consent in the form attached hereto as Exhibit A).

4.11 Waiver. The waiver of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition.

4.12 Governing Law. This Agreement shall be governed by and construed and enforced in all respects in accordance with the laws of the State of Texas without regard to the conflicts of laws principles thereof. The parties agree that any litigation directly or indirectly relating to this Agreement must be brought before and determined by a court of competent jurisdiction within Dallas County, Texas, and the parties hereby agree to waive any rights to object to, and hereby agree to submit to, the jurisdiction of such courts.

4.13 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

4.14 No Third Party Beneficiaries. Except to the extent a third party is expressly given rights herein, any agreement contained, expressed or implied in this Agreement shall be only for the benefit of the parties hereto and their respective legal representatives, successors, heirs, and assigns and such agreements shall not inure to the benefit of the obligees of any indebtedness of any party hereto, it being the intention of the parties hereto that no person or entity shall be deemed a third party beneficiary of this Agreement, except to the extent a third party is expressly given rights herein.

4.15 Time is of the Essence. Time is of the essence with respect to all time periods and dates referenced in this Agreement.

4.16 Interpretation. If at any time the Shares of a Stockholder shall be transferred to an individual, as permitted pursuant under this Agreement, the term “Stockholder” shall also be deemed to include such Stockholder as appropriate in the context of the related provision.

4.17 Headings. The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof or affect in any way the meaning or interpretation of this Agreement.

4.18 Gender; Number. The use of terms denoting masculine, feminine, or neuter gender shall include each other gender. The use of singular or plural references shall include the other where appropriate.

4.19 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

IN WITNESS WHEREOF, the parties hereto have duly executed this Stockholders and Voting Agreement as of the date first written above.

DEMAND AGGREGATION SOLUTIONS, LLC, a Texas limited liability company

By:	/s/ RON BENEKE
Name:	Ron Beneke
Title:	Management Committee

Address:

1445 Ross Avenue, Suite 4500 Dallas, Texas 75202 Fax: 214-397-0228 Tel.: 214-397-0200

SANDERA PARTNERS, L.P., a Texas limited partnership

By:	SANDERA CAPITAL MANAGEMENT, L.P., its sole general partner

	By:	SANDERA CAPITAL, L.L.C., its sole general partner

		By:	/s/ J. KEITH BENEDICT
		Name:	J. Keith Benedict
		Title:	Vice President

Address:

1601 Elm Street, Suite 4000 Dallas, Texas 75201 Fax: 214-720-1612 Tel.: 214-720-1600

GLOBAL CAPITAL FUNDING GROUP, L.P., a Delaware limited partnership

By:	GLOBAL CAPITAL MANAGEMENT SERVICES, INC., its general partner

	By:	/s/ LEWIS N. LESTER
	Name:	Lewis N. Lester
	Title:	President

Address:

106 Colony Park Drive, Suite 900 Cumming, Georgia 30040 Attn: Brad A. Thompson Fax: 678-947-6499 Tel.: 678-947-0028

GCA STRATEGIC INVESTMENT FUND LIMITED, a Bermuda corporation

By:	/s/ LEWIS N. LESTER
Name:	Lewis N. Lester
Title:	Director

Address:

227 King Street Frederiksted, St. Croix, USVI 00840 Attn: Lewis N. Lester Fax: 340-719-3974 Tel.: 340-772-7772

EXHIBIT A

Consent

The undersigned, having purchased shares of capital stock of Axtive Corporation, a Delaware corporation (the “Company”), hereby agrees to be bound by the terms and conditions of the Shareholders and Voting Agreement among certain shareholders of the Company, the form of which is attached hereto.

Name

Signature:

Address:

Telecopy

No. and Type of Shares

I, the undersigned, being the spouse of the above-named Shareholder, hereby acknowledge that I have read and understand the Shareholders and Voting Agreement, and I agree to be bound by the terms thereof, including, but not limited to, Article 2 thereof.

Name

Signature:

SCHEDULE I

Stockholder	Common Shares	Series A Preferred Shares (and converted shares at $0.10)	Warrant Shares	Total Shares, fully diluted
Sandera Partners, L.P.	2,380,357	2,250 (22,500,000)	4,500,000	29,380,357
Global Capital Funding Group, L.P.	0	1,250 (12,500,000)	2,500,000	15,00,000
GCA Strategic Investment Fund Limited	7,107,787	1,000 (10,000,000)	2,000,000	19,107,787
Demand Aggregation Solutions, LLC	0	1,200 (12,000,000)	2,400,000	14,400,000